Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 25-02

Silver North Announces $1,500,000 Non-Brokered Private Placement

Vancouver, BC, March 12, 2025 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF, Frankfurt: I90, “Silver North” or the “Company”) is pleased to announce a non-brokered private placement of 15 million Units of the Company at a price of C$0.10 per Unit for gross proceeds to the Company of up to $1,500,000 (the “Offering”).

These funds will be used for working capital and advancing the Haldane Silver Project in Yukon Territory where a recent drill program has been successful in discovering a series of 3 parallel silver mineralized veins at the Main Fault with results that include 1.83m (TW) of 1,088 g/t silver, 3.90 g/t gold, 1.89% lead and 0.63% zinc, including 0.73m (TW) of 2,470 g/t silver, 9.64 g/t gold, 3.88% lead and 0.99% zinc in hole HLD24-30.

The Haldane Silver Project is in the prolific Keno Hill District host to Hecla Mining Company’s Keno Hill Mine. The Haldane Project has very similar geology and vein mineralization to the Keno Hill Mine. At Silver North’s Haldane Project, only a fraction of the12 kilometers of the prospective structure that may host silver vein mineralization has been tested. Silver North’s geological team has determined that an airborne magnetics and electro-magnetics (EM) geophysical survey is a key step in unlocking the structural architecture at Haldane to aid in targeting further drilling at the Main Fault and surrounding targets. To date, Silver North has identified three additional silver bearing vein-fault targets at the West Fault, Middlecoff and Big Horn areas. Drilling at the West Fault returned 3.14m (TW) of 1351 g/t silver, 0.08 g/t gold, 2.43% lead and 2.91% zinc in HLD21-24.

Silver North’s second high grade silver project, Tim, is under option to Coeur Mining Inc. (“Coeur”) whereby Coeur can a earn 51% interest by spending $3.55 million on exploration and making staged cash payments to Silver North. At their election, Coeur can earn-in to a total of an 80% interest in Tim by funding a feasibility study. Analytical results from Coeur’s 2024 six hole drill program at Tim, where positive characteristics of a productive CRD system were observed, are pending and will be announced as soon as they are received.

In the proposed financing, each Unit will consist of one common share and one non-transferable common share purchase warrant allowing the holder to buy an additional share for each full warrant held for a period of three years at $0.15 per additional share.

The closing of the Offering is expected to occur shortly and is subject to receipt of all necessary regulatory approvals including the TSX Venture Exchange (the “TSX-V”). Finder’s fees of 8% in cash and 8% in Finder’s Warrants will be paid to eligible parties. Each Finder’s Warrant will have the same terms as the warrants in the financing. The securities issued with respect to the Offering will be subject to a hold period of four months and one day in accordance with applicable securities laws.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.).  The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the US under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.